UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Phathom Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71722W107

(CUSIP Number)

January 24, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71722W107	SCHEDULE 13G	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Medicxi Growth I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,673,602
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,673,602
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,673,602
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Based on 57,252,519 shares of common stock (“Common Stock”) outstanding as of November 7, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 71722W107	SCHEDULE 13G	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS Medicxi Growth Co-Invest I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 87,267
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 87,267
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,267
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 71722W107	SCHEDULE 13G	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Medicxi Growth I GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,760,869
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,760,869
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,760,869
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 71722W107	SCHEDULE 13G	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS Medicxi IV LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,641,728
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,641,728
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,641,728
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 71722W107	SCHEDULE 13G	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS Medicxi Co-Invest IV LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 61,975
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 61,975
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,975
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 71722W107	SCHEDULE 13G	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS Medicxi IV GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,703,703
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,703,703
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,703,703
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 71722W107	SCHEDULE 13G	Page 8 of 13 Pages

1.	NAMES OF REPORTING PERSONS Medicxi Ventures Management (Jersey) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,464,572
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,464,572
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,464,572
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.0% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 71722W107	SCHEDULE 13G	Page 9 of 13 Pages

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13G originally filed by the Reporting Persons on February 8, 2022, as amended on January 31, 2023 (the “Schedule 13G”). The Schedule 13G was initially filed pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended. This Amendment is being filed pursuant to Rule 13d-1(c) as a result of certain acquisitions resulting in the loss of the exemption provided by Section 13(d)(6)(B) and is also intended to satisfy the obligation to file an annual amendment pursuant to Rule 13d-2(b). As of December 31, 2023, the Reporting Persons beneficially owned an aggregate of 3,760,869 shares of Common Stock, representing approximately 6.6% of the outstanding shares of Common Stock.

Item 1.	Issuer

	(a)		Name of Issuer:

Phathom Pharmaceuticals, Inc. (the “Issuer”)

	(b)		Address of Issuer’s Principal Executive Offices:

100 Campus Drive, Suite 102 Florham Park, New Jersey 07932

Item 2.	Filing Person

	(a) – (c)		Name of Persons Filing; Address; Citizenship:

(i) Medicxi Growth I LP (“Growth I”);

(ii)  Medicxi Growth Co-Invest I LP (“Growth Co-Invest I”);

(iii)  Medicxi Growth I GP Limited (“Growth I GP”), which is the sole general partner of Growth I and Growth Co-Invest I;

(iv) Medicxi IV LP (“Medicxi IV”);

(v)   Medicxi Co-Invest IV LP (“Co-Invest IV” and together with Growth I, Growth Co-Invest I and Medicxi IV, the “Medicxi Funds”);

(vi) Medicxi IV GP Limited (“Medicxi IV GP”), which is the sole general partner of Medicxi IV and Co-Invest IV; and

(vii) Medicxi Ventures Management (Jersey) Limited (“Manager”), which is the appointed manager of each of the Medicxi Funds.

The address of the principal business office of each of the Reporting Persons is c/o Intertrust Fund Services (Jersey) Limited, 44 Esplanade, St. Helier, Jersey JE4 9WG.

Each of Growth I, Growth Co-Invest I, Medicxi IV and Co-Invest IV is a Jersey limited partnership. Each of Growth I GP, Medicxi IV GP and Manager is a Jersey limited liability company.

	(d)		Title of Class of Securities:

Common stock, par value $0.0001 per share

	(e)		CUSIP Number: 71722W107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 71722W107	SCHEDULE 13G	Page 10 of 13 Pages

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.		Ownership.

	(a) and (b)		Amount beneficially owned:

(i) Growth I directly owns 3,673,602 shares of Common Stock (the “Growth I Shares”), which represents approximately 6.4% of the outstanding shares of Common Stock.

(ii) Growth Co-Invest I directly owns 87,267 shares of Common Stock (the “Growth Co-Invest I Shares”), which represents approximately 0.2% of the outstanding shares of Common Stock.

(iii)  Growth I GP is the general partner of Growth I and Growth Co-Invest I and may be deemed to beneficially own the Growth I Shares and the Growth Co-Invest I Shares, which in the aggregate is 3,760,869 shares of Common Stock and represents approximately 6.6% of the outstanding shares of Common Stock.

(iv) Medicxi IV directly owns 3,641,728 shares of Common Stock (the “Medicxi IV Shares”), which represents approximately 6.4% of the outstanding shares of Common Stock.

(v)   Co-Invest IV directly owns 61,975 shares of Common Stock (the “Co-Invest IV Shares” and together with the Growth I Shares, Growth Co-Invest I Shares and Medicxi IV Shares, the “Shares”), which represents approximately 0.1% of the outstanding shares of Common Stock.

(vi) Medicxi IV GP is the general partner of Medicxi IV and Co-Invest IV and may be deemed to beneficially own the Medicxi IV Shares and the Co-Invest IV Shares, which in the aggregate is 3,703,703 shares of Common Stock and represents approximately 6.5% of the outstanding Common Stock.

(vii) Manager is the appointed manager of each of the Medicxi Funds and may be deemed to beneficially own the Shares, which in the aggregate is 7,464,572 shares of Common Stock and represents approximately 13.0% of the outstanding Common Stock.

	(c)		Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Growth I	3,673,602	0	3,673,602	0
Growth Co-Invest I	87,267	0	87,267	0
Growth I GP	3,760,869	0	3,760,869	0
Medicxi IV	3,641,728	0	3,641,728	0
Co-Invest IV	61,975	0	61,975	0
Medicxi IV GP	3,703,703	0	3,703,703	0
Manager	7,464,572	0	7,464,572	0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

CUSIP No. 71722W107	SCHEDULE 13G	Page 11 of 13 Pages

      Based on 57,252,519 shares of Common Stock outstanding as of November 7, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023.

Item 5.   Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8. Identification and Classification of Members of the Group. Not applicable.

Item 9. Notice of Dissolution of Group. Not applicable.

Item 10.  Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 71722W107	SCHEDULE 13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2024

Medicxi Growth I LP

By:	/s/ Giles Johnstone-Scott
Name:	Giles Johnstone-Scott
Title:	Director
For and on behalf of
Medicxi Ventures Management (Jersey) Limited as manager of Medicxi Growth I LP

Medicxi Growth Co-Invest I LP

By:	/s/ Giles Johnstone-Scott
Name:	Giles Johnstone-Scott
Title:	Director
For and on behalf of
Medicxi Ventures Management (Jersey) Limited as manager of Medicxi Growth Co-Invest I LP

Medicxi Growth I GP Limited

By:	/s/ Nigel Crocker
Name:	Nigel Crocker
Title:	Alternate Director

Medicxi IV LP

By:	/s/ Giles Johnstone-Scott
Name:	Giles Johnstone-Scott
Title:	Director
For and on behalf of
Medicxi Ventures Management (Jersey) Limited as manager of Medicxi IV LP

Medicxi Co-Invest IV LP

By:	/s/ Giles Johnstone-Scott
Name:	Giles Johnstone-Scott
Title:	Director
For and on behalf of
Medicxi Ventures Management (Jersey) Limited as manager of Medicxi Co-Invest IV LP

CUSIP No. 71722W107	SCHEDULE 13G	Page 13 of 13 Pages

Medicxi IV GP Limited

By:	/s/ Nigel Crocker
Name:	Nigel Crocker
Title:	Alternate Director

Medicxi Ventures Management (Jersey) Limited

By:	/s/ Giles Johnstone-Scott
Name:	Giles Johnstone-Scott
Title:	Director